SECI 14047205 MISSION

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SEC Mail Processing Section FEB 28 2014 Washington DC 404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-3774 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wiley Bros. - Aintree Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Burton Hills Blvd., Suite 350
(No. and Street)

Nashville (City) Tennessee (State) 37215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa P. James (615) 255-6431
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Avenue South (Address) Nashville (City) Tennessee (State) 37212 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/25/14

# OATH OR AFFIRMATION

I, Lisa P. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wiley Bros. - Aintree Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa P James
Signature

VP Financial Principal
Title

Angela T Samol
Notary Public

ANGELA T SAMOL STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS

# WILEY BROS. - AINTREE CAPITAL, LLC

# DECEMBER 31, 2013

## TABLE OF CONTENTS

TELEPHONE (615) 255-6431
FASCIMILE (615) 782-4111



# WILEY BROS.
# AINTREE CAPITAL, LLC.

40 BURTON HILLS BOULEVARD
NASHVILLE, TENNESSEE 37215



February 27, 2014

SEC
100 F Street, NE
Washington, DC 20549

RE: WILEY BROS.-AINTREE CAPITAL, LLC
ANNUAL AUDIT FILING

Dear Sir or Madam:

Please find enclosed our most recent FYE audited financials, submitted within the required timeframe (generally 60 days from FYE).

If you have questions, please contact the undersigned.

Sincerely,

Lisa P. James

Lisa P. James
Financial Principal

Enclosures

THE BAKER GROUP, CPAs, P.C.

# INDEPENDENT AUDITOR'S REPORT

To The Members
Wiley Bros. - Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying financial statements of Wiley Bros. - Aintree Capital, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. - Aintree Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

The Baker Group, CPAs, P.C.

February 27, 2014

**WILEY BROS. - AINTREE CAPITAL, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2013**

ASSETS

| | |
|---|---|
| Cash | $ 715,383 |
| Receivable from brokers and dealers | 991,567 |
| Fair value of securities owned | 3,084,363 |
| Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $526,790) | 82,403 |
| Other assets | 271,893 |
| | $ 5,145,609 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Note payable - secured | $ 2,578,971 |
| Securities sold short | 0 |
| Accrued taxes and other liabilities | 505,252 |
| Members' equity | 2,061,386 |
| | $ 5,145,609 |

The accompanying notes are an integral part of these statements.

## WILEY BROS. - AINTREE CAPITAL, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| **Revenues** | |
| Commissions and fees | $ 5,142,174 |
| Gains on securities trading accounts | 3,531,712 |
| Fees for Investment Advisory Services | 2,468,624 |
| Profits (losses) from underwriting and selling groups | (191,605) |
| Other income from the securities business | 601,293 |
| | 11,552,198 |
| **Expenses** | |
| Employee compensation and benefits | 7,729,223 |
| Members' compensation | 428,672 |
| Commission and clearance paid to brokers | 462,157 |
| Communication and data processing | 617,131 |
| Interest expense | 120,147 |
| Regulatory fees and expenses | 48,730 |
| Occupancy Expenses | 616,401 |
| General and administrative expenses | 1,202,775 |
| | 11,225,236 |
| Net Income | $ 326,962 |

The accompanying notes are an integral part of these statements.

# WILEY BROS. - AINTREE CAPITAL, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Beginning Members' Equity | $ 1,959,888 |
| Net Income | 326,962 |
| Members Contributions | 380,851 |
| Members' Drawings | (606,315) |
| Ending Members' Equity | $ 2,061,386 |

The accompanying notes are an integral part of these statements.

**WILEY BROS. - AINTREE CAPITAL, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net income (loss) | $ 326,962 |
| Adjustments to reconcile net income to net cash provided by operations | |
| Depreciation and amortization | 43,232 |
| (Increase) Decrease in: | |
| Receivable from brokers and dealers | 5,809 |
| Fair value of securities owned | 1,944,308 |
| Other assets | 108,410 |
| Increase (Decrease) in: | |
| Note payable | (2,076,349) |
| Securities sold short | 0 |
| Accrued taxes and other liabilities | (36,664) |
| Net cash provided by operating activities | 315,708 |
| Cash Flows from Investing Activities | |
| Purchase of equipment | (30,419) |
| Net cash used by investing activities | (30,419) |
| Cash Flows from Financing Activities | |
| Contributions from member | 380,851 |
| Distributions to members | (606,315) |
| Net cash used by financing activities | (225,464) |
| Net increase (decrease) in cash | 59,825 |
| Cash at beginning of period | 655,558 |
| Cash at end of period | $ 715,383 |
| Supplemental Disclosures | |
| Interest Expense Paid | $ 120,147 |
| Taxes paid | $ 0 |

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period

The Limited Liability Company's year ends on December 31, 2013.

Revenue Recognition

Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2013 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation

Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $365,329 for the current period.

Income Taxes

Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Uncertain Tax Positions
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

## NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

## NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2013, the Company's net capital of $1,529,293 was $1,279,293 in excess of the minimum requirement of $250,000.

## NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

| | |
|---|---|
| Computer and equipment | $ 337,503 |
| Office furniture and fixtures | 133,914 |
| Leasehold improvements | 137,776 |
| | 609,193 |
| Less: Accumulated depreciation | (526,790) |
| | $ 82,403 |
| Depreciation and Amortization Expense | $43,232 |

## NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2013 amounts due from related parties, which were included in Other Liabilities, was $3,433.

## NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement. The total rental for office space was $375,715 for the current period.

## NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

## NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 2.67% at December 31, 2013.

## NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $41,970 for the period ended December 31, 2013.

## NOTE 10 – CONTINGENT LIABILITIES

At February 27, 2014, there were claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

## NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

## NOTE 11 – FAIR VALUE MEASUREMENT (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
as of December 31, 2013:

| | Fair Value | Level 1 |
|---|---|---|
| Securities owned | $3,084,363 | $3,084,363 |

## NOTE 12 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 27, 2014, the date on which the financial statements were available to be issued.

## WILEY BROS. - AINTREE CAPITAL, LLC

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

## AS OF DECEMBER 31, 2013

| | | |
|---|---|---|
| Total members' equity from Statement of Financial Condition | | $2,061,386 |
| Total members' equity qualified for net capital | | 2,061,386 |
| Deductions and/or charges | | |
| A. Non-allowable assets | | |
| Furniture, equipment & fixtures | $ 82,403 | |
| Other assets | 236,505 | |
| Total non-allowable assets | | 318,908 |
| D. Other deductions and/or charges | | 21,373 |
| Total deductions and/or charges | | 340,281 |
| Net capital before haircuts | | 1,721,105 |
| Haircuts on securities | | |
| Debt securities | 190,845 | |
| Other Securities | 967 | |
| Total haircuts on securities | | 191,812 |
| NET CAPITAL | | $1,529,293 |

## WILEY BROS. - AINTREE CAPITAL, LLC

### SCHEDULE II

**Reconciliation of Broker's Computation of Net Capital**
**To Auditor's Computation of Net Capital**
**Under Rule 15c3-1**

| | Broker's Computation | Difference | Auditor's Computation |
|---|---|---|---|
| 1. Total ownership equity | $2,101,786 | $(40,400) (1) | $2,061,386 |
| 3. Total | 2,101,786 | (40,400) | 2,061,386 |
| 5. Total capital | 2,101,786 | (40,400) | 2,061,386 |
| 6. A. Non-allowable assets | 319,308 | (400) (2) | 318,908 |
| D. Other deductions and/or charges | 21,373 | | 21,373 |
| Total deductions | 340,681 | (400) | 340,281 |
| 8. Net capital before haircuts | 1,761,105 | (40,000) | 1,721,105 |
| 9. Haircuts on securities: Total haircuts | 191,812 | | 191,812 |
| 10. Net capital | $1,569,293 | $ (40,000) | $1,529,293 |

| | |
|---|---|
| (1) Miscellaneous audit adjustments | (400) |
| Accrual of Profit Sharing Plan Contribution | (40,000) |
| | $ (40,400) |
| (2) Decrease in other assets | $ (400) |

## WILEY BROS. - AINTREE CAPITAL, LLC

## SCHEDULE III

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

## AS OF DECEMBER 31, 2013

| | |
|---|---|
| Minimum net capital required | $ 33,683 |
| Minimum dollar net capital requirement of reporting broker | $ 250,000 |
| Net capital requirements | $ 250,000 |
| Excess net capital | $ 1,279,293 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

| | |
|---|---|
| Accrued taxes and other liabilities | $ 505,252 |
| Aggregate Indebtedness | $ 505,252 |

Percentage of aggregate indebtedness to net capital

| | | |
|---|---|---|
| Aggregate indebtedness | $ 505,252 | |
| Net capital | $1,529,293 | 33.04% |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Beginning Balance | $0.00 |
| Additions | 0.00 |
| Deductions | 0.00 |
| Ending Balance | $0.00 |

## WILEY BROS. - AINTREE CAPITAL, LLC

## SCHEDULE IV

## COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

## FOR THE YEAR ENDED DECEMBER 31, 2013

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.

THE BAKER GROUP, CPAs, P.C.

**Independent Auditor's Report**
**on Internal Accounting Control**
**Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer**
**Claiming an Exemption from**
**SEC Rule 15c3-3**

To the Members
Wiley Bros. - Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Wiley Bros. - Aintree Capital, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the LLC, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

February 27, 2014

THE BAKER GROUP, CPAs, P.C.

**INDEPENDENT ACCOUNTANT'S REPORT**
**ON APPLYING AGREED-UPON PROCEDURES**
**RELATED TO SIPC ASSESSMENT RECONCILIATION**

To the Members
Wiley Bros. - Aintree Capital, LLC
40 Burton Hills Blvd., Suite 350
Nashville, Tennessee 37215

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wiley Bros. - Aintree Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Wiley Bros. - Aintree Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wiley Bros. - Aintree Capital, LLC's management is responsible for Wiley Bros. - Aintree Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C

February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

003774 FINRA DEC
WILEY BROS-AINTREE CAPITAL LLC 14*14
40 BURTON HILLS BLVD STE 350
NASHVILLE TN 37215-6408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 27,540

B. Less payment made with SIPC-6 filed (exclude interest) ( 14,643 )

7-29-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,897.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,897.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wiley Bros - Aintree Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP Financial Principal
(Title)

Dated the 28th day of January, 2014.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 11,552,198 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 416,199 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 120,147 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 120,147 |
| Total deductions | 536,346 |
| 2d. SIPC Net Operating Revenues | $ 11,015,852 |
| 2e. General Assessment @ .0025 | $ 27,539.63 |
| | (to page 1, line 2.A.) |